UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Entry Into a Material Definitive Agreement

As previously disclosed, on February 24, 2021, Naked Brand Group Limited (the “Company”) entered into a Securities Purchase Agreement (the “SPA”) with certain accredited investors (“Investors”), pursuant to which the Company agreed to sell to the Investors in a private placement an aggregate of US$100,000,000 of units (“Units”), each Unit consisting of one ordinary share, no par value (“Ordinary Shares”) and one warrant (“Warrant”).

On March 10, 2021, the Company and Investors entered into an amendment to the SPA (“Amendment”) which reduced the price per Unit from US$0.93 to US$0.85 and made certain changes to the form of Warrant included as an exhibit to the SPA to, among other things, reduce the initial exercise price of the Warrants from US$1.13 per share to US$0.935 and limit the number of ordinary shares which may be issued upon a Black-Scholes value cashless exercise of the Warrant, by increasing the floor price specified in the Warrants, lowering the underlying price used in the calculation of the Black-Scholes value per Warrant and establishing a maximum number of Ordinary Shares that may be issued.

The Company expects the closing of the private placement to occur no later than March 12, 2021.

The Amendment and revised form of Warrant are attached to this Report of Foreign Private Issuer as Exhibits 10.1 and 4.1, respectively, and are incorporated herein by reference. The foregoing description of the Amendment and Warrant does not purport to be complete and is qualified in its entirety by reference to such exhibits.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, and 333-249547) and the prospectuses included therein.

Financial Statements Exhibits

Exhibit No.	Description

4.1	Form of Warrant.

10.1	Amendment to Securities Purchase Agreement, dated March 10, 2021, by and between Naked Brand Group Limited and the investors party thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 10, 2021
NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman and
Chief Executive Officer